[Eversheds-Sutherland (US) LLP]

LORNA J. MACLEOD
DIRECT LINE: 202-383-0817
E-mail: lornamacleod@eversheds-sutherland.com

April 20, 2022

Via EDGAR and E-mail

Michael Kosoff., Senior Special Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kansas City Life Insurance Company and Kansas City Life Variable Life Separate Account, Registration Statement on Form N-6 (File No. 333-150926)

Dear Mr. Kosoff,

On behalf of Kansas City Life Insurance Company (the “Company”) and Kansas City Life Variable Life Separate Account, we are providing the Company’s responses to comments received from the staff on Post-Effective Amendment No. 17 to the above-referenced registration statement. Revisions described in this e-mail will be added to the registration statement by a Post-Effective Amendment to be filed under Section 485(b). We are also providing copies of the prospectus marked to show the proposed revisions.
For your convenience, each Staff comment  is set forth below, followed by the Company’s response:
1(a) Prospectus, Cover Page 4th paragraph:
Comment: In cross-reference to Investor.gov, change “variable annuities” to “variable life policies” or “VULs”.
Response: The requested change has been made.

Michael Kosoff, Esq.,
April 20, 2022

1(b) Prospectus, Cover Page 9th paragraph:
Comment: In paragraph describing Free Look right available to new investors replace “Individual Flexible Premium Variable Life Contract” with the “Contract”.
Response: The requested change has been made.
2(a) Prospectus, Key Information Table (“KIT”) - Fees and Expenses; Charges for Early Withdrawals (page 1)
Comment: State the maximum surrender charge as a percentage of the  purchase payment or the amount surrendered.
Response: The requested statement has been added to the Key Information Table.
2(b) Prospectus, KIT - Fees and Expenses; Transaction Charges (page 1)
Comment: Move the reference to the net loan interest charge to the next section on Ongoing Fees and Expenses (Annual Charges).
Response: The reference to the net loan interest charge has been moved as requested.
2(c) Prospectus, KIT - Risks; Contract Lapse (page 2)
Comment: Remove cross-reference to the Contract and replace with any material information included in the Contract.
Response: The cross-reference has been removed, and the relevant information included in the prospectus.
2(d) Prospectus, KIT - Conflicts of Interest; Exchange (page 3)
Comment:
The word “Contract” in this section should use a lower case “c” because “contract” refers to the replacement contract offered in exchange for the Contract that is the subject of the registration statement.
Response:
The upper case “c” has been removed so that the word “contract” is no longer a defined term.
3(a) Prospectus, Fee Table - Table of Periodic Charges Other than Portfolio Operating Expenses (page 7)

Michael Kosoff, Esq.,
April 20, 2022

Comment: Does the Per Thousand Charge vary based on individual characteristics? If so, disclose the cost for a representative insured. Otherwise, disclose how the fee is determined in response to Item 7(a).
Response: The Per Thousand Charge varies based on the characteristics of the individual insured. The cost for a representative insured has been added to the Fee Table.
3(b) Prospectus, Fee Table - Table of Periodic Charges Other than Portfolio Operating Expenses (page 5)
Comment: Remove reference to the Lifetime Guaranteed Minimum Death Benefit because it does not impose any charge.
Response: The Lifetime Guaranteed Minimum Death Benefit has been removed from the Fee Table.
3(c) Prospectus, Fee Table - Table of Periodic Charges Other than Portfolio Operating Expenses (page 5)
Comment: For the Disability Continuance of Insurance Rider and any other rider imposing a charge that varies with individual characteristics, include a footnote stating that the charge will vary based on an individual’s characteristics; that the charge disclosed in the Fee Table may not be representative of the charge that a particular investor will pay; and how the Investor may obtain more information about the particular cost of the charge that would apply to him or her. See Instruction 3(b) to Item 4.
Response: The requested information is already included in footnote 4 (relating to the Cost of Insurance charge) and footnote 8 (relating to optional rider charges). References to the footnotes have been added to description of each charge that varies with the characteristics of the individual insured.
3(d) Prospectus, Fee Table - Table of Periodic Charges Other than Portfolio Operating Expenses (page 8)
Comment: The Processing Fees for the Accelerated Death Benefit Riders should be moved to the Transaction Fees portion of the Fee Table on pages 6-7.
Response: The Processing Fees or the Accelerated Death Benefit Rider have been moved to the Transaction Fees portion of the Fee Table as requested.
4. Prospectus, Reinstatement (page 48-49)
Comment: Disclosure currently states that reinstatements must meet certain conditions. Provide additional detail from the Policy Form about the required conditions — i.e. 2 month’s worth of premiums,

Michael Kosoff, Esq.,
April 20, 2022

Response:  Additional detail about conditions required for reinstatement have been disclosed, as requested.
5. Prospectus, Cybersecurity and Business Continuity Risk (page 54-55)
Comment: Either include this as a Principal Risk in the section on Principle Risks of Investing in the Contract or move to the Statement of Additional Information as a risk that is not a principle risk.
Response: The Cybersecurity and Business Continuity Risk disclosure has been moved to the Principal Risks section of the prospectus.

6(a) Prospectus, Appendix A - Portfolio Companies Available Under the Contract (page 60)
Comment: In first paragraph under heading, include phone in addition to e-mail address at which Contract owners can obtain additional information about the Portfolio Companies.
Response: As requested, a phone number at which Contract owners may obtain additional information about the Portfolio Companies has been added to the first paragraph in the introductory section of Appendix A.
6(b) Prospectus, Appendix A - Portfolio Companies Available Under the Contract (page 60)
Comment: In second paragraph under heading, complete the first sentence “The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and charges that the Contract may charge.”
Response: The requested language has been added to the second paragraph of the introductory section of Appendix A.
6(c) Prospectus, Appendix A - Portfolio Companies Available Under the Contract (pages 60-66)
Comment: Identify with a footnote - which may be identical for each such Portfolio Company — all Portfolio Companies that are subject to an expense reimbursement or fee waiver arrangement.
Response: A reference to  a footnote identifying Portfolio Companies that are subject to expense reimbursement or fee waiver arrangements has been added to the entry for each Portfolio Company subject to such an arrangement.

Initial Summary Prospectus:
Comment: Because the Lifetime Guaranteed Minimum Death Benefit is no longer available to new Contract owners, any reference to it should be removed from the ISP - i.e. Fee Table, Benefits Table and any other place where it may be mentioned.

Michael Kosoff, Esq.,
April 20, 2022

Response: References to the Lifetime Guaranteed Minimum Death Benefit have been removed from the Initial Summary Prospectus.

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The Company believes the revisions described above should respond adequately to your comments. If you have any questions regarding information presented in this letter or the proposed revisions to the prospectus or statement of additional information, please contact me at 202-383-0817.

Thank you for your attention to this matter

Sincerely,
/s/ Lorna J. MacLeod
  Lorna J. MacLeod
Eversheds Sutherland (US) LLP

LJM/sb
Cc: Marc S. Bensing
Callie Ruffener